Exhibit 99.1

For immediate release

BCE announces partnership with La Caisse, which will acquire 49.9% stake in Bell wireless tower infrastructure company

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the sections entitled “Caution Concerning Forward Looking Statements” later in this news release.

MONTRÉAL, October 27, 2026 - BCE Inc. (NYSE, TSX: BCE), Canada’s largest communications company1, announced today that its wholly owned subsidiary Bell Canada (“Bell”) has entered into a definitive agreement with global investment group La Caisse, which will acquire a 49.9% stake in a newly formed wireless tower infrastructure company for a purchase price of CAD $2.45 billion, subject to customary adjustments. The transaction values the tower company at approximately $4.91 billion and surfaces significant value in BCE’s infrastructure.

The partial monetization of Bell’s passive wireless infrastructure assets is consistent with BCE’s long-term capital allocation strategy set out at Investor Day 2025, including its commitment to a net debt leverage ratio of 3.5x2 by the end of 2027 and its flexibility to fund key growth areas, including AI-powered solutions.

The new wireless tower infrastructure company, “TowerCo”, will own and operate Bell’s portfolio of wireless infrastructure assets, making it Canada’s largest dedicated tower company with more than 5,000 sites across the country. The Montréal-headquartered company will focus on growing the business through new site builds, site densification and third-party colocation.

Under the terms of the agreement, TowerCo will lease capacity on the transferred towers to Bell. Bell will retain a 50.1% controlling equity interest in TowerCo, with La Caisse holding the remaining 49.9%. TowerCo is expected to have no financial debt at closing and its financial results will be consolidated by Bell into its financial statements.

Bell will retain full ownership and control of its spectrum, all active network equipment and owned land. Bell will maintain access to existing sites through long-term agreements and TowerCo will develop new sites for Bell as needed, ensuring continued delivery of high-quality, reliable wireless services to Canadians.

The transaction is expected to close in the first quarter of 2027, following receipt of regulatory approvals and satisfaction of other customary closing conditions.

Quotes

“This partnership unlocks the significant value embedded in our infrastructure assets while continuing to operate the award-winning wireless network our customers rely on every day. As we have consistently communicated since early 2025, our approach is to strengthen our balance sheet, invest in growth and deliver total returns to shareholders. This transaction is in keeping with that approach, and the proceeds will be used to execute against this very clear strategy.”

-	Mirko Bibic, President and CEO of BCE and Bell Canada

“A telecom tower can carry more than one network. By making this infrastructure available to different service providers, we can strengthen coverage, improve overall system efficiency, hence helping more people access the connectivity they rely on every day. Bell’s extensive footprint and La Caisse’s global digital infrastructure expertise will give this new platform the focus and long-term perspective to grow.”

-	Emmanuel Jaclot, Executive Vice-President and Head of Infrastructure and Sustainability at La Caisse

“At TowerCo, we’re building a dedicated team exclusively focused on the development, operation and long-term growth of premier wireless tower infrastructure across Canada. By partnering with La Caisse on a clear mandate, we are well positioned to grow this infrastructure portfolio and support future network deployment to provide the connectivity that matters most to Canadians.”

-	J. Bruce Furlong, CEO, TowerCo

About BCE

BCE is Canada’s largest communications company3, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or  BCE.ca.

About La Caisse4

La Caisse has invested for over 60 years with a dual mandate: generate optimal long-term returns for its 48 depositors, who represent over 6 million Quebecers, and contribute to Québec’s economic development.

As a global investment group, La Caisse is active in the major financial markets, private equity, infrastructure, real estate and private credit. As at June 30, 2026, it held CAD 552 billion in net assets. For more information, visit LaCaisse.com, LinkedIn or Instagram.

1 Based on total revenue and total combined customer connections.

2 Net debt leverage ratio is a capital management measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.

3 Based on total revenue and total combined customer connections.

4 La Caisse is a registered trademark of Caisse de dépôt et placement du Québec that is protected in Canada and other jurisdictions and licensed for use by its subsidiaries.

Media inquiries:

Bell Canada

media@bell.ca

La Caisse

medias@lacaisse.com

Investor inquiries:

Kris Somers

krishna.somers@bell.ca

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements, including statements relating to the proposed transaction; the benefits and opportunities expected to result from the proposed transaction; Bell’s intended use of proceeds from the proposed transaction; Bell’s relationship with and control over TowerCo; BCE’s net debt leverage ratio target expected by the end of 2027; the closing of the proposed transaction on the terms described in this news release and the expected timing of the closing of the proposed transaction; Bell’s expectation that TowerCo will have no financial debt at closing; and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe Bell’s expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, Bell does not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. The timing and completion of the proposed transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant regulatory approvals, which may affect its completion, terms or timing. Accordingly, there can be no assurance that the proposed transaction will occur, or will occur on the terms and conditions, or within the timeline, contemplated in this news release. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the potential benefits expected to result from the proposed transaction will be realized. For additional information on assumptions and risks underlying certain of the forward-looking statements made in this news release, please consult BCE’s 2025 Annual MD&A dated March 5, 2026, BCE’s 2026 First and Second Quarter MD&As dated May 6, 2026 and August 5, 2026, respectively, and BCE’s news release dated August 6, 2026 announcing its financial results for the second quarter of 2026, filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

Non-GAAP and Other Financial Measures

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance. National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures: (i) non-GAAP financial measures; (ii) non-GAAP ratios; (iii) total of segments measures; (iv) capital management measures; and (v) supplementary financial measures. This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Net debt leverage ratio is a capital management measure and represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. Net debt is a non-GAAP financial measure and it does not have any standardized meaning under IFRS Accounting

Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. Refer to section 11.1, Non-GAAP financial measures — Net debt, of BCE’s 2025 Annual MD&A dated March 5, 2026, which is incorporated by reference herein, for more information concerning this measure, including a reconciliation to long-term debt, being the most directly comparable financial measure under IFRS Accounting Standards. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.